Exhibit 99.1

SGOCO GROUP, LTD.
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: SGOC)

NOTICE OF ANNUAL GENERAL MEETING
to Be Held on December 16, 2011

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of SGOCO Group, Ltd. (the “Company”) will be held at 14/F, Building #4, Beijing International Center, No. 38 East 3rd Ring Road North, Chaoyang District, Beijing, China on December 16, 2011 at 9:00 a.m., local time for the following purposes:

1.	To approve and adopt the financial statements of the Company for the year ended December 31, 2010.

2.
To ratify and approve the appointment of Grant Thornton, China member firm of Grant Thornton International (“Grant Thornton”) as auditor of the Company and to authorize the directors to fix the remuneration of the auditors.

3.	To elect the following persons as Directors pursuant to the Company’s Articles of Association:

a.	Burnette Or
b.	Robert Eu
c.	Frank Wu
d.	John Chen
e.	James Hu
f.	Tin Man Or
g.	Weiwei Shangguan

4.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors of the Company has fixed the close of business New York time on October 28, 2011 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at www.sgocogroup.com, or by contacting Bill Krolicki at 14/F, Building #4, Beijing International Center, No. 38 East 3rd Ring Road North, Chaoyang District, Beijing, China 100026, telephone: +86-10-8587-0173, Fax: +86-10-8587-0252, email: bill@sgoco.com.

By Order of the Board of
Directors,

Burnette Or
Director

Beijing, October 25, 2011

SGOCO GROUP, LTD.
(Incorporated in the Cayman Islands with limited liability)

Form of Proxy for Annual General Meeting
to Be Held on December 16, 2011
(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of SGOCO Group, Ltd., a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.001 per share (“Ordinary Shares”), of the Company to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at 14/F, Building #4, Beijing International Center, No. 38 East 3rd Ring Road North, Chaoyang District, Beijing, China on December 16, 2011 at 9:00 a.m. (Beijing time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”). Only the shareholders of the Company of record at the close of business New York time on October 28, 2011 (the “Record Date”) are entitled to notice of and are entitled to attend and vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Ordinary Share is entitled to one vote. At the AGM, two or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation,) by its duly authorized representative representing not less than one-third of the total issued voting shares of the Company throughout the AGM shall form a quorum for all purposes.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands, with a copy delivered to its offices at 14/F, Building #4, Beijing International Center, No. 38 East 3rd Ring Road North, Chaoyang District, Beijing, China 100026, or (ii) by attending and voting in person at the AGM.